

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2019

Myron Holubiak
Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

Re: Citius Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed April 17, 2019
File No. 333-230919

Dear Mr. Holubiak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Alexander M. Donaldson - Wyrick Robbins